                                [Koor Letterhead]
                                                                       EXHIBIT A

                                                                26 October, 1999


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
---------------               Tel Aviv 65202          ---------------
                              ------------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------

Dear Sirs,

     Re:  KOOR INDUSTRIES LTD. (COMPANY NO.  52-001414-3)
          IMMEDIATE REPORT NO. 38/99


Koor Idustries LTD. ("Koor") hereby gives notice as follows:

Yesterday afternoon a binding memorandum of understanding has been signed by Tadiran Ltd. (hereinafter: "Tadiran"), a wholly owned (100%) subsidiary of Koor, for the sale of Tadiran's holdings - about 56% - in Tadiran Appliances Ltd. (hereinafter: "TAL"), to Nechushtan Investment Co. Ltd. (hereinafter:
"Nechushtan").

The consideration for Tadiran's holdings will be calculated on the basis of an agreed company value of TAL for the purpose of the transaction, which will be 85% of the shareholders' equity of TAL according to TAL's financial statements, for September 30 1999, subject to certain adjustments.

Tadiran and Nechustan will sign a final contract within 60 days.

The execution of the transaction, subject to due diligence, is conditioned upon receiving certain approvals, including the approval of the Restrictive Trade Commissioner.


                                                        Yours sincerely,



                                                       Adv. Shlomo Heller
                                             Legal Counsel and Company Secretary